Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598
Date: November 13, 2025

On November 13, 2025, Montana PBS Reports: Impact, an in-depth news and public affairs program from Montana Public Broadcasting System that reports on issues important to Montanans will air an interview with Brian Bird, president and chief executive officer of NorthWestern Energy Group, Inc. (“NorthWestern”), which is a party to a previously disclosed Agreement and Plan of Merger, dated as of August 18, 2025, with Black Hills Corporation, a South Dakota corporation (“Black Hills” or the “Company”) and River Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Black Hills. The following transcript includes excerpts of the interview of Mr. Bird’s remarks concerning NorthWestern’s pending merger with Black Hills:

Stan Parker, Montana Public Broadcasting
OK. Is everyone cool. Brian, thanks so much for your time today. First off, I just want to dive right into your merger. Can you tell me about the merger and what it means for Montanans?
Brian Bird, NorthWestern Energy
Yeah, thanks Stan. From Montana's perspective, it should mean very little difference than what they have today. But what the merger allows us to do is be a much larger organization and helps to take advantage of that scale. And hopefully ultimately bring lower cost to customers. But terms of service, you'll see very little change. Matter of fact, our intent at least for the foreseeable future is we're going to continue to be NorthWestern Energy serving customers. As part of this merger, rates won't change. Their rates can only change during a rate review. So from a customer perspective, that's one of the important things when we, both us and Black Hills, talked about is we wanted to have very little impact from a customer perspective. It helps us all over time to have access to a lower cost of capital. We'll have some synergies in terms of cost savings that ultimately will be passed on to customers over the long. But daily service, it shouldn't matter. And then the same folks in Montana serving you today would be the same folks serving you after the merger.
Stan Parker, Montana Public Broadcasting
Well, and I hope you don't mind kind of diving into the personal aspect of this, but you know you're about to, you'll be the CEO of the new combined company. And I'm curious what that means for you at this point in your career to, you know, be entrusted with a much larger organization now a lot more, a lot more on your plate.

Brian Bird, NorthWestern Energy
Yeah, I've been in this industry for 23 – I've been with this company for 23 years. I think pretty well known in the industry and that probably hopefully Black Hills had a perspective on me and their CEO's been, I think, seven years in the job and ready to step down, and I think we've known each other as neighboring utilities all this time period. And so I think it's a relatively natural transition. I've known the two other executives from Black Hills that are coming. They know us. So it's pretty similar cultures, should be a relatively easy fit. But for me personally, I'm excited about the opportunity and obviously this is a legacy transaction. This company's been around for over 100 years. They have as well and we like to think and combined we'll be able to be stronger and more fit to compete on a going forward basis with other large utilities.
Stan Parker, Montana Public Broadcasting
You know, I’ve heard you say that there's potential benefits for ratepayers. All right. Can you make? Can you lay out that case for me? For what? The ratepayer benefit.
Brian Bird, NorthWestern Energy
Yeah, I think. That scale allows us. I'll start with just procurement, we'll be able to, we'll have more leverage with vendors. Many much larger utilities, it's a lot easier for them to demand a certain price. Be able to get earlier in the queue, if you will, for product. We'll have a little bit more clout that way,
Stan Parker, Montana Public Broadcasting
What kind of product are you talking about?
Brian Bird, NorthWestern Energy
Oh, I'm talking about everything we need to buy to serve our customers: transformers, you name it, generation equipment, turbines, those type. I'm talking about everything from a procurement perspective. I would say there will be some duplication of costs. You don't need two CEO's, you don't need two full-size boards. Throughout the company there'll be some savings associated with that. We don't have to pay our auditors and our stock exchanges, two of them will be one bill, if you will. So that's savings in a future rate review will be captured by customers. And so, we'll pass those costs. But it's helpful to us in a rising cost environment, for us to be thinking about ways to continue to be affordable for our customers.
Stan Parker, Montana Public Broadcasting
Is this going to mean any layoffs for Montana employees?
Brian Bird, NorthWestern Energy
I think for all of our employees where there's a duplication, there's that risk. But our expectation is going to be relatively small. We need to have more employees to actually solve some of our problems in parts of our companies to actually compete. And we believe that the amount of reductions we’ll see in work force are likely to be dealt with through attrition. We have annual attrition, 5 to 10%, and we expect that's about the amount of duplication we'll see from an employee perspective. We don't anticipate over a long term that we’ll have smaller workforce. We ultimately believe putting these two companies together hopefully grow faster. We may actually have more employees on a going forward basis.

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Stan Parker, Montana Public Broadcasting
Cool. I want to ask you about something else that I, um, picked up on or want to just ask you about from the analyst call, which was the idea that the new merger will be more diversified by regulatory jurisdiction.
Brian Bird, NorthWestern Energy
Sure.
Stan Parker, Montana Public Broadcasting
What's the significance of having a rate base that is diversified by regulatory jurisdiction?
Brian Bird, NorthWestern Energy
Right now we're, you know, 85 ish, 90% Montana and if you have a a single bad outcome, in a particular outcome, it impacts your performance, and if you consistently get poor outcomes, it looks it doesn't look good from an investor perspective. That diversification, but it's not relied upon all solely on one particular jurisdiction. On a going forward basis, even after the merger, Montana is still the largest utility, it's just over 30%, but it's not 90%. And so that diversity from our regulatory perspectives is helpful. That diversity is also different aspects to electricity and gas. They are much larger gas utility, we are a larger electric utility. And just from a scale back to the size aspect, the diversity is helpful.
Stan Parker, Montana Public Broadcasting
Yeah, what is? Yeah, what? Can you give some examples of what bad out or like what bad outcomes are like? What is that? I think that. A viewer might not know.
Brian Bird, NorthWestern Energy
Yeah. A bad outcome is we're have an authorized rate of return that we could earn. I think people think it's a guaranteed return. It is by no means guaranteed. And ultimately if you don't get recovery of your costs. All we ask for when doing we do a rate review is to get recovery of our costs and get a return on that capital that we invest, that's all we're asking. At the appropriate return that's agreed upon. It would be like if you invested with Fidelity today, your capital and Fidelity said no, I'm only going to give you 75% of what you invested your return on. That's what we deal with and rate with. All we're asking to do is get 100% of what we've invested from a capital perspective and recovery of our costs in a rising cost environment. If you're not, if you earn something much less than your authorized rate return, more like 7%. When other utilities are earning 9ish to 10%. And so investors have choices. There's only 38 investor-owned utilities in United States today. We're the 34th largest by the way. Black Hills is the 30th largest. Investors have choices. And if in fact both on the debt and equity side, if in fact they choose somebody else, that ultimately means my capital costs are going to be higher in order to attract their investment. It ultimately harms customers in the long term if I get poor outcomes from commissions and they can go put their money in jurisdictions that give better returns through utilities. So that's what I talked about there.

Stan Parker, Montana Public Broadcasting
Yeah, that's. I think you kind of hit the nail on the head there of like why this whole system is set up the way it is.
Brian Bird, NorthWestern Energy
Yeah, it's the only place I can think of. If you go to a gas station today and pay 2 bucks now for a candy bar, they can raise their prices all the time, anytime they want, let alone the gas price there. The only way we raise our prices is through a regulatory process on a rate review. And in a rising cost environment, that's much much harder for us to do and ultimately our returns are impacted because it takes and that's why companies are coming in more frequently from rate reviews. I think part of the problem United States today is people think it's all on data centers that people's electricity bills are going up. No way is that the case. We have been since COVID. We know inflation has gone up in this country, and in fact now as we start to come in with historic test years and actually do rate reviews by the time we actually get recovery of our costs, they're back in 2022 time periods. And so it's, you know, it takes it takes a long time to get recovery of those costs and now those higher costs are finally catching up with customers’ bills. I think the easy target is data centers, but it's just a rising cost environment that we're operating in today.
Stan Parker, Montana Public Broadcasting
Sure. I look at the clock here, so I kind of want to speed up and skip. I might skip. Another thing from the analyst call. One of the analysts asked about the approval process in Montana and said he thought that that would be the most difficult one. He, I think he called it the big enchilada. Why is Montana the big enchilada in this context?
Brian Bird, NorthWestern Energy
I think of the jurisdictions. It's perceived, it’s perceived in the marketplace just based upon the outcomes that they've seen from the Montana Commission in terms of how supportive or unsupportive they have been in the utility, they're concerned about it. I'd also go back to the 2005, 2006 timetable. They actually turned down the actual sale of NorthWestern Energy at that point in time, so there's some concerns about that. The difference here is, this is a merger. This is two utilities, financially strong utilities, coming together. The concern back in 2005, 2006 is it's a financial buyer. It was a buyer from Australia. So today we're talking about two different things. But I think that's concern in terms of what is the type of support Montana would give in terms of historically and what would they do for this transaction. That's what investors are talking about.

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